Provident Energy Closes $50 Million Bought Deal Financing NEWS RELEASE NUMBER 05-04 February 4, 2004

CALGARY, FEBRUARY 4, 2004 – Provident Energy Trust ("Provident" or the "Trust") (TSX-PVE.UN; AMEX -PVX) announced today the closing of the issue of 4.5 million trust units ("Trust Units") at a price of $11.20 per Trust Unit for net proceeds of approximately $47.6 million. The Trust Units were issued on a bought deal basis through a syndicate of underwriters led by Scotia Capital Inc. The syndicate also included National Bank Financial Inc., BMO Nesbitt Burns Inc., TD Securities Inc., RBC Dominion Securities Inc., Canaccord Capital Corporation, Desjardins Securities Inc., FirstEnergy Capital Corp. and HSBC Securities (Canada) Inc.

The net proceeds of the issue will be used for debt reduction and to fund ongoing capital expenditures. Provident’s 2004 capital program includes plans to spend approximately $46 million in its oil and gas business unit on low risk internal development activities around its core operating areas in Southern Alberta, Southern Saskatchewan, and Lloydminster.

At the close of market on Tuesday, February 3, 2004 Provident’s enterprise capitalization was:

       At Feb. 3, 2004 ($10.99 per unit)
           (000,000s)
        Total Capitalization                                                              $1,291.9
        Trust Units1                                                                                89.5
        Equity                                                                                  $   983.6
        8.75% Convertible Debentures                                               $  71.8
        10.5% Convertible Debentures                                               $  47.6
        Bank Debt                                                                           $  188.9
1Incorporates 2.2 million for exchangeable share conversions

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The Trust Units offered will not and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas production business and a midstream services business. Provident’s energy portfolio is located in some of the more stable and predictable producing regions in western Canada. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the American Stock Exchange under the symbols PVE.UN and PVX, respectively.

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Investor and Media Contact:                                                                        Corporate Head Office:
Jennifer Pierce, Senior Manager                                                                  700, 112 – 4th Avenue S.W.
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